

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 27, 2017

<u>Via E-mail</u>
Ms. Kathleen K. Oberg
Executive Vice President, Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road,
Bethesda, Maryland 20817

> **Re:** **Marriott International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed on February 21, 2017**
> **File No. 001-13881**

Dear Ms. Oberg:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of a recent news report identifying your area general manager for countries including Syria. You indicate on pages 7 and 8 that in 2016 you operated, franchised or licensed 245 properties in the Middle East and Africa geographical region, a region that includes Syria and Sudan.

   As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated October 22, 2012, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 8-K filed on February 15, 2017

3. We note your reconciliation from net income to EBITDA and Adjusted EBITDA is on a combined basis. Please revise your disclosure in future filings to include a reconciliation to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K. Additionally, present Actual EBITDA and Actual Adjusted EBITDA, followed by a single adjustment for pre-acquisition and other adjustments to arrive at Combined EBITDA and Combined Adjusted EBITDA. Include within your response an example of your intended disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities